

November 16, 2023

Randy Hyzak
Executive Vice President and Chief Financial Officer
Las Vegas Sands Corp.
5500 Haven Street
Las Vegas, NV 89119

      **Re:  Las Vegas Sands Corp.**
           **Form 10-K for the year ended December 31, 2022**
           **Form 8-K filed January 25, 2023**
           **Response dated August 4, 2023**
           **File No. 001-32373**

Dear Randy Hyzak:

We have reviewed your August 4, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2023 letter.

Form 8-K filed January 25, 2023

Exhibit 99.1
Non-GAAP Measures, page 6

1.    We note your response to comment 1. We continue to believe your adjustments for hold-normalized casino revenue and expense to arrive at consolidated hold-normalized adjusted property EBITDA, hold-normalized adjusted property EBITDA for Macao Operations and Marina Bay Sands, and hold-normalized adjusted net income (loss) from continuing operations attributable to LVS are inconsistent with Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.  Please revise to remove the non-GAAP measures that include adjustments for hold-normalized casino revenue and expense.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction